UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of April 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2003

EDP- Electricidadé de Portugal

	By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director

Lisbon, April 3rd 2002

Reuters:	EDPP.IN/EDP.N
Bloomberg:	EDP PL/EDP US

Investors & Analysts' Briefing

Investor Relations
Department
Pedro Pires, Director
Goncalo Santos
Ellsabete Ferreira
Cristina Requicha
Rui Antunes

Tel:	+351 21 001 2834
Fax:	+351 21 001 2899

Email:	ir@edp.pt
Site:	www.edp.pt

PRESS RELEASE

It has become known to The Board of EDP – Electricidade de Portugal, S.A. that today the Portuguese Council of Ministers approved a resolution regarding the new political, competitive and regulatory framework for the Portuguese Energy Sector.

It is the Board of EDP’s understanding that the Council of Ministers Resolution establishes an adequate environment for the development of the Portuguese Energy Sector, enabling EDP to face its positioning within the Iberian market with increased confidence.

The general guidelines made public today, are fully compatible with EDP Group’s previously defined strategy, which the company has progressively been implementing.

Therefore, the Board of EDP assures its shareholders that it will carefully analyse such Strategic Recommendations for the Portuguese Energy Sector. Moreover, EDP restates its full availability and commitment to take an active role in the restructuring process of the energy sector, always taking into account the Group’s interests in the sector and the creation of value for its shareholders.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.